Mail Stop 4561

May 27, 2010

Charles W. Sprague
General Counsel
Fiserv, Inc.
255 Fiserv Drive
Brookfield, WI 53045

> **Re:** **Fiserv, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **February 26, 2010**
> **File No. 000-14948**

Dear Mr. Sprague:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 19

1.   Please consider providing a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned, including economic or industry-wide factors relevant to Fiserv. Also, please consider providing a degree of insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term, as

well as the actions they are taking to address these opportunities, challenges and risks. Refer to Section III.A of SEC Release No. 33-8350. In this regard, we refer to your 2009 fourth quarter earnings call and note your discussion of the significant reductions and termination fees. We also note your discussion regarding your "three key enterprise priorities" in your 2010 first quarter earnings report and the discussion in your "risk factors" section regarding the adverse impact of current market conditions and the consolidations and failures in the banking and financial services industry.

Part III (Incorporated by reference to definitive proxy statement filed April 14, 2010)

2.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please supplementally advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

11. Quarterly Financial Data (unaudited), page 61

3.   We note that in response to our prior comment 1 from our letter dated July 23, 2007, you indicated that you would revise your quarterly financial data table to include costs of products and costs of processing and services to provide your shareholders with sufficient information to calculate gross profit on a quarterly basis. While we note that you included such revised disclosure in your Forms 10-K for the fiscal years ended December 31, 2007 and 2008, this information has been omitted in the disclosure for the fiscal year ended December 31, 2009. Please tell us how your current disclosure complies with Item 302(A)(1) of Regulation S-K and Question 3 of SAB Topic 6.G.1.a.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief